FILE NO. 70-9697


                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              AMENDMENT NO. 4
                                    TO
                                 FORM U-1
                      APPLICATION/DECLARATION UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             WITH RESPECT TO THE ISSUANCE OF RATE REDUCTION BONDS
                         AND RELATED TRANSACTIONS


The Connecticut Light and Power    Western Massachusetts Electric Company
  Company                          174 Brush Hill Avenue
107 Selden Street                  West Springfield, MA 01090
Berlin, CT 06037


                Public Service Company of New Hampshire
                           1000 Elm Street
                         Manchester, NH 03101
(Names  of companies filing this statement and addresses of principal executive offices)


                          NORTHEAST UTILITIES
                 (Name of top registered holding company)


                             Cheryl W. Grise
            Senior Vice President, Secretary and General Counsel
                     Northeast Utilities Service Company
                             107 Selden Street
                              Berlin, CT 06037
                  (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.                   Randy A. Shoop
Assistant General Counsel                 Assistant Treasurer - Finance
Northeast Utilities Service Company       Northeast Utilities Service Company
P.O. Box 270                              P.O. Box 270
Hartford, CT 06141-0270                   Hartford, CT 06141-0270


                       Richard J. Wasserman, Esq.
                         Day, Berry & Howard LLP
                               CityPlace I
                          Hartford, CT 06103-3499



I.     The application/declaration in this file, as amended (the
"Application"), is amended as follows (terms not otherwise defined herein shall have the meanings set forth in the Application):

     A. By replacing the first sentence of paragraph 44, which appears before the table, with the following:

Each Utility undertakes to file all material financing documents relating to its RRB transaction with the certificate filed pursuant to Rule 24 under the Act after the consummation of such transaction. The following exhibits are filed with this Application (asterisked (*) items were filed with the original Application; double asterisked (**) items were filed with Amendment No. 1 to this Application; triple asterisked (***) items were filed with Amendment No. 2 to this Application; quadruple asterisked items (****) were filed with Amendment No. 3; quintuple asterisked items (*****) are filed with this Amendment No. 4).
     B. By replacing the entry in the table contained in paragraph 44 regarding Exhibit D 1.2, Financing Order of the Connecticut Department of Public Utility Control, with the following:

     *****D 1.2   Financing Order of the Connecticut Department of Public
Utility Control


II. The following exhibit is filed herewith (the exhibit number corresponds to that contained in the Application):

          D 1.2   Financing Order of the Connecticut Department of Public
Utility Control


III. CL&P and PSNH have obtained approval for their proposed transactions from the Connecticut and New Hampshire public utilities commissions, respectively. Accordingly, the Utilities hereby respectfully request the issuance of an order by the Commission approving the proposed transactions for CL&P and PSNH and reserving jurisdiction over the proposed transaction for WMECO.


                                SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

THE CONNECTICUT LIGHT AND POWER COMPANY


                              By:  /s/Randy A. Shoop
                             Randy A. Shoop
                              Treasurer




WESTERN MASSACHUSETTS ELECTRIC COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

                             By:  /s/Randy A. Shoop
                             Randy A. Shoop
                             Assistant Treasurer - Finance


Date:  November 13, 2000